SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                 Filed under section 33(a) of the Public Utility
                     Holding Company Act of 1935, as amended

                     SCUDDER LATIN AMERICAN POWER I-P L.D.C.

                        (NAME OF FOREIGN UTILITY COMPANY)

                     Scudder Latin American Power I-P L.D.C.
                      c/o Zurich Scudder Investments, Inc.
                                 345 Park Avenue
                            New York, New York 10154

                      (NAME AND ADDRESS OF FILING COMPANY)

 Communications regarding this Application should be addressed to the following persons:

                         Arent Fox Kinter Plotkin & Kahn PLLC
                         1675 Broadway
                         New York, NY 10019
                         Attention of James R. Silkenat
                         Phone: 212-492-3318
                         Fax:   212-484-3990

                                     ITEM 1

STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

     Scudder Latin American Power I-P L.D.C. ("SLAP") hereby claims foreign utility company status. The business address of SLAP is c/o Zurich Scudder Investments, Inc., 345 Park Avenue, New York, New York 10154. SLAP is a non-operating company that is engaged directly and indirectly and exclusively in the business of owning the securities of or interests in foreign utility companies and exempt wholesale generators. At present, SLAP directly or indirectly owns the securities of or holds interests in the following FUCOS and
EWGs:


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     1.   Aguaytia Energy, LLC (Peru): FUCO

     2.   Orzunil I de Electricidad Limitada (Guatemala): EWG

     3.   Termovalle Power Group L.P. (Colombia): EWG

     4.   Jamaica Energy Partners (Jamaica): EWG

     5.   Electricdad De Cortes, S. De R.L. De C.V. (Honduras): EWG

     6.   Proelectrica & Cia. S.c.a. (Mamonal Project) (Colombia): EWG

     The following persons hold five percent (5%) or more of any class of voting securities of SLAP:

          1.   International  Finance  Corporation
               (owned  by  member  governments)
               :  owns  25%  of  SLAP.

          2.   Corporacion  Andina  de  Fomento
               (owned  by  member  governments)
               :  owns  25%  of  SLAP.

          3.   CMS  Generation  Investment  Company  V
               (owned by CMS Generation Investment Company I, which is owned by CMS Generation Co.)
               :  owns  25%  of  SLAP.

          4.   NRG  Caymans - P
               (owned by NRGenerating Holdings GmbH, which is owned by NRGenerating International B.V.)
               :  owns  25%  of  SLAP.

                                     ITEM 2

STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

     The following are the domestic public-utility companies and their holding companies that are associate companies of SLAP:

     Southwestern Public Service Company, Public Service Company of Colorado, Cheyenne Light, Fuel and Power Company, Northern States Power Company and Northern States Power Company-Wisconsin (collectively the "Xcel Companies") are domestic associate public-utility companies of SLAP. The Xcel Companies are subsidiaries of Xcel Energy, Inc.


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Consumers Energy Company and Michigan Electric Transmission Company are domestic associate public-utility companies of SLAP. Consumers Energy Company is a subsidiary of CMS Energy Corporation, and Michigan Electric Transmission Company is a subsidiary of Consumers Energy Company.

     No portion of the purchase price of SLAP was paid by any domestic associate public-utility company of SLAP.


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                                    EXHIBIT A

Any state certifications required under section 33(a)(2) of the Act with respect to the FUCOs in which SLAP has a direct or indirect interest are included in or are incorporated by reference in the Form U-57 submitted on behalf of each such FUCO.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                         Scudder Latin American Power I-P L.D.C.




                                         By:    J. Scott Swensen
                                            ------------------------------------
                                            Name:  J. Scott Swensen
                                            Title: Authorized  Representative

Date:   April 9, 2002
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